Exhibit 99.2

Notice of Annual General and Special Meeting of Shareholders
and
Management Information Circular

December 7, 2010

December 7, 2010

Dear Shareholder:

You are invited to attend an annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) of The Cash Store Financial Services Inc. (“Cash Store Financial”) to be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1, on January 26, 2011, at 2:00 p.m. (Edmonton time). At the Meeting, Shareholders will be asked to consider the matters outlined in the accompanying Notice of Meeting.

Shareholders will be considering and voting upon annual and special business for Cash Store Financial, being (i) the election of directors; (ii) the appointment of auditors; (iii) considering and, if deemed appropriate, passing a resolution confirming and approving an amended and restated share option plan (the “Amended Share Option Plan”) and all amendments made to the Amended and Restated Share Option Plan; (iv) approving a new general by-law for the Company; and (v) transacting such other business, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy in the accompanying envelope, by mail or by fax, to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at your earliest convenience.

On behalf of Cash Store Financial’s Board of Directors, I would like to thank you for your continued support of Cash Store Financial. We look forward to seeing you at the Meeting.

Sincerely,

(Signed) Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on January 26, 2011

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders of common shares (“Cash Store Financial Shares”) of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) will be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1, on Wednesday, January 26, 2011, at 2:00 p.m. (Edmonton time) for the following purposes:

(a)	to elect the directors of Cash Store Financial;

(b)	to appoint the auditors of Cash Store Financial and to authorize the directors to fix their remuneration;

(c)
to consider and, if deemed appropriate, to pass a resolution confirm and approve the Amended and Restated Share Option Plan (the “Amended and Restated Share Option Plan” and all amendments made to the Amended and Restated Share Option Plan including an amendment to, among other things, replenish Cash Store Financial Shares which have previously been issued upon the exercise of options;

(d)	to consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming a new general by-law for the Company, and

(e)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Management Information Circular.

Only holders of Cash Store Financial Shares (“Shareholders”) of record at the close of business on December 15, 2010, will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Cash Store Financial Shares subsequent to such date will be entitled to vote such Cash Store Financial Shares, instead of the holder of record on December 15, 2010, upon making a written request, not later than 10 days preceding the date of the Meeting, to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, to be included on the list of holders of Cash Store Financial Shares entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Cash Store Financial Shares.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., c/o Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. at or prior to 2:00 p.m. (Edmonton time) on the second last day (excluding Saturdays, Sundays and statutory or civic holidays in Edmonton, Alberta) immediately preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Edmonton, Alberta this 7th day of December, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.
(signed) Gordon J. Reykdal Gordon J. Reykdal Chairman and Chief Executive Officer

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Cash Store Financial who will be specifically remunerated therefore. All costs of the solicitation will be borne by Cash Store Financial.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy printed on blue paper for use at the Meeting.

The Persons named in the enclosed form of proxy are directors or officers of Cash Store Financial. A Shareholder wishing to appoint a Person (who need not be a Shareholder) to represent such Shareholder at the Meeting rather than the Persons designated in the accompanying form of proxy, may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy, or by completing another form of proxy, and in either case sending or delivering the completed form of proxy to Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  A form of proxy must be received by Computershare Investor Services Inc. at or prior to 2:00 p.m. (Edmonton time) on the second to last Business Day immediately preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a Company, by an officer or attorney thereof duly authorized and deposited either at the above-mentioned office of Computershare Investor Services Inc. on or before the last Business Day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

The Board of Directors of the Company (the “Board”) has fixed the record date for the Meeting (the “Record Date”) as the close of business on December 15, 2010. Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a Person who has acquired Cash Store Financial Shares subsequent to such date will be entitled to vote such Cash Store Financial Shares, instead of the holder of record on the Record Date, upon making a written request to be included on the list of Shareholders entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Cash Store Financial Shares, not later than 10 days preceding the date of the Meeting, to Computershare Investor Services Inc., at the above-mentioned office.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing; or, if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Cash Store Financial).

Voting of Proxies

The Persons named in the accompanying form of proxy will vote the Cash Store Financial Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Cash Store Financial Shares will be voted FOR: (i) the election of the management nominees as directors of Cash Store Financial; (ii) the appointment of KPMG LLP, Chartered Accountants, as auditors of Cash Store Financial and the authorization of the Board to fix the remuneration of the auditors; and (iii) in favour of the resolution approving amendments to the Company’s Shock Option Plan (the “Stock Option Plan”).

Non-Registered Shareholders

Voting by Non-Registered Shareholders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased the shares.  Cash Store Financial Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Cash Store Financial Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, Cash Store Financial will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and then submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or its service corporation; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Cash Store Financial Shares they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Exercise of Discretion of Proxy

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting Cash Store Financial Shares and Principal Holders Thereof

As at the date hereof, 17,095,778 Cash Store Financial Shares were issued and outstanding.  Each Cash Store Financial Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The Record Date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at December 15, 2010.  In accordance with the provisions of the Business Corporations Act (Ontario) (the”OBCA”), the Company will prepare a list of Shareholders as of such Record Date.  Each Shareholder named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the Shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than 10 days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such Shareholders of record as of the time of the Meeting are entitled either to attend and vote thereat in person the respective Cash Store Financial Shares held by them or, provided a completed and executed proxy shall have been delivered to the registered office of the Company or its transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the respective Cash Store Financial Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only persons or companies that beneficially own, directly or indirectly, or control or direct voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares

424187 Alberta Inc. Edmonton, Alberta	3,583,700 (1)	21.0%

Note:
(1)
These Cash Store Financial Shares are directly owned by Mr. Gordon Reykdal (223,468 Shares), Mr. Reykdal’s spouse (137,597 Cash Store Financial Shares) and 424187 Alberta Inc. (3,222,635 Cash Store Financial shares), a company beneficially owned by Mr. Reykdal’s spouse and of which Mr. Reykdal is the President and Chief Executive Officer.

MANAGEMENT INFORMATION CIRCULAR
Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Cash Store Financial for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

CASH STORE FINANCIAL ANNUAL GENERAL MEETING MATTERS

At the Meeting, Shareholders will be asked to elect seven (7) directors of Cash Store Financial (See “Cash Store Financial Annual Meeting Matters - Election of Directors”), to appoint KPMG LLP as the auditors of Cash Store Financial (See “Cash Store Financial Annual Meeting Matters - Interests of Informed Persons in Material Transactions - Appointment of Auditors”), to approve Cash Store Financial’s Amended Stock Option Plan (See “Cash Store Financial Special Business - Approval of the Amended and Restated Share Option Plan”) and approval of a new general by-law (See “Cash Store Financial Special Business - Confirmation of By-Law No.3 and Repeal of By-Law No.2”).

Election of Directors

The Company’s Articles of Incorporation and the OBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors.  The Board currently consists of seven (7) directors, and it is proposed to keep the number of directors at seven (7) for the following year.  At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors.  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, province and country of residence, principal occupation or employment, year first elected a director of the Company, and number of shares beneficially owned by each nominee for election as a director of the Company.  The statement as to the Cash Store Financial Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at date hereof.

Name, Municipality of Residence and Date First Became a Director	Position with the Company	Principal Occupation	Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Gordon J. Reykdal Edmonton, Alberta	Chairman and Chief Executive Officer February 23, 2001

Founder, Chairman and Chief Executive Officer of the Company since February 2001, prior to which he was the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. (now easyhome Ltd.), a rental  company, since August 1991.

			3,583,700(4)
William C. Dunn (2) (3) Calgary, Alberta	Director May 14, 2002	Chairman of Bellatrix Exploration Ltd., an oil & gas company, Director for Precision Drilling Inc. President of Cardium Service and Supply Ltd. from 1982 to 2000.	725,000
Edward C. McClelland(3) Burlington, Ontario	Director November 8, 2005	CEO of The Cash Store Australia Holdings Inc., listed on the TSX-V exchange since 2009. Previously Vice President for CIBC Finance and President of Transamerica Commercial Finance Canada.	4,500
Robert J.S. Gibson, CD, ICD.D (2) (3) Calgary, Alberta	Director April 8, 2008	President of Stuart & Company Limited a private investment firm since 1973, as well as Managing Director of Alsten Holdings Ltd. and a Director of Precision Drilling Corp. since 1996.	10,000
J. Albert (Al) Mondor, FCA, ICD.D (1) Edmonton, Alberta	Director April 8, 2008	Chair of Alberta Pension Services Corp. (APS), as well as financial & corporate governance consultant. Past VP of Sumex Inc., prior to which he was a partner of Grant Thornton LLP, Edmonton.	11,225
Ron Chicoyne, CFA, CF, ICD.D (1) (2) Calgary, Alberta	Director October 29, 2008	Founder & Managing Director of Links Capital Partners an independent corporate finance firm since August 2005. Previously, Partner and Director of Mercantile Bancorp Limited.	8,450
Michael M. Shaw, B.Comm. (1) (2) Calgary, Alberta	Director October 29, 2009	Corporate Director. President of Amkco Inc. Formerly, Managing Director, Strategic Planning ATCO Group. Prior to this, Managing Director Global Enterprises, ATCO Group.	81,133
Notes:
(1)           Member of Audit Committee.
(2)           Member of Corporate Governance and Nominating Committee.
(3)           Member of Compensation Committee.
(4)	3,222,635 of these shares are directly owned by 424187 Alberta Inc., a company controlled by Mr. Reykdal; 223,468 are held by Mr. Reykdal directly and 137,597 are held by Mr. Reykdal’s spouse.

Management recommends voting for the election of the persons identified above.

Compensation Discussion and Analysis

The following compensation discussion and analysis outlines and explains all significant elements of compensation awarded to, earned by or paid to (i) Cash Store Financial’s Chairman and Chief Executive Officer (“CEO”), (ii) Cash Store Financial’s Chief Financial Officer (“CFO”) and (iii) each of Cash Store Financial’s three most highly compensated officers, other than the CEO or CFO, who were serving in such capacity at or during the fifteen month period ended September 30, 2010 (collectively, the “Named Executive Officers” or “NEOs”).

Executive Compensation Philosophy

The Company’s compensation philosophy for executive officers is based on four fundamental objectives:

(i)	to provide compensation packages that encourages profitability, and motivate and rewards performance;

(ii)	to foster a sense of teamwork and fairness;

(iii)	to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

(iv)	to align the interests of its executive officers with the long-term interests and health of the Company and its shareholders.

When determining individual compensation levels for the Company’s executive officers, the compensation committee of the Board (the “Compensation Committee”) takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, recommendations of the CEO and his assessment of (i) the individual performance and contribution made by each executive officer to the success of the Company with reference to financial performance and achievement of corporate objectives; (ii) the responsibilities of each executive officer, including leadership and mentoring; (iii) the expertise and length of service of each executive officer; and (iv) industry comparables.

Annual Competitive Market Reviews

The CEO and Compensation Committee are regularly provided with market data, including a comparison of the monetary compensation to a representative sample of Canadian financial services and retail public companies, taking into consideration a range of market capitalization. The most recent comparison was performed by an independent consulting firm (the “Consulting Firm”), approved by the Compensation Committee, in the fall of 2008 and included the following procedures:

(i)
conducted individual interviews with the CEO in order to gather information related to the roles and responsibilities, as well as a personal perspective on the strengths and weaknesses, of the Company’s current performance measures and competitive position with respect to compensation practices;

(ii)
gathered current and historical compensation information about the Company’s compensation philosophy and strategy, and reviewed all existing elements of compensation for the Named Executive Officers; and

(iii)
researched other similarly situated companies as potential sources of market data. In order to gather relevant market data for consideration by the Compensation Committee, the Consulting Firm reviewed comparable positions at Canadian organizations in the financial services and retail industries. Sources: Watson Wyatt survey, Alberta Securities Commission, Government of Alberta Investment Corporation, Direct Cash, and Economic Research Institute of Canada. Data sectors used: Canada, Alberta, Private-for-Profit, Retail, Finance, 1001 to 2500 employees; and $100.1 to $250.0 million in revenue.

The Company performs a competitive market review annually and may use the services of an independent consulting firm if necessary.

Executive Compensation Process

Each year, the CEO and the VP of Human Resources review and make a report to the Compensation Committee which includes:

(i)	a general review of the Company’s operations for the year;

(ii)	the annual competitive market review;

(iii)	a review of summary financial results;

(iv)	a summary of senior executive compensation for the preceding year(s);

(v)	the performance of the senior executives’ over the past year; and

(vi)	compensation data concerning the most senior associates of the Company.

Taking into consideration the information provided above, the CEO makes recommendations to the Compensation Committee on the executives’ compensation packages. The Compensation Committee meets to consider these recommendations and also to review compensation for the CEO.

Executive Compensation Elements

Using the Company’s compensation philosophy, executive compensation is split-out into four separate components:

	Base Salary	Bonus Program	Benefit Program(s)	Stock Options
Company Philosophy Being Met	•Competitive with other companies	•Align individual interests with Company interests •Fosters teamwork and fairness •Encourage, motivate and reward performance	•Competitive with other companies	•Competitive with other companies •Align individual interests with Shareholder interests •Encourage, motivate and reward performance
Company Objectives Being Met	•Attract and retain talented executives	•Reward contribution to achievement of financial and non-financial goals	•Attract and retain talented executives	•Encourage, motivate, retain and reward executives for achieve long term results and overall company health
Determination of Amounts	•Reflect skill and level of responsibility •Take into account market conditions and competitors	•Reflect skill and level of responsibility •Company Performance Based	•Reflect skill and level of responsibility •Take into account market conditions and competitors	•Reflect skill and level of responsibility •Company Performance Based

Undisclosed Performance Metrics

The actual performance metrics used by the Company to determine bonus payouts are not publicly disclosed. Cash Store Financial believes that disclosure of these performance metrics, including various supporting indices and benchmarking and standards, would prejudice the Company’s interests in the market in which the Company operates. These undisclosed metrics, and their associated targets and results, are generally described rather than specifically disclosed in the relevant sections below.

Base Salary

Base salaries are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data. Base salaries are reviewed annually and adjusted if appropriate.

Bonus Program

The purpose of this component of compensation is to reward the executives and the associates for their contribution to the success of the business.  Bonuses are paid out monthly and from time to time special bonuses may be paid for performance in connection with specific projects or objectives. Cash Store Financial’s operations and financial results form the basis for the bonuses paid on a monthly basis. In addition, each senior executive’s contribution to the success of the business is considered, including achievement of objectives such as cost controls, strategic imperatives, risk management and enhancement of corporate reputation. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board. Partially meeting objectives would result in a reduced award.

After the latest annual competitive market review was performed in the fall of 2008, the Company changed its bonus program to incorporate sharing in the Company’s profits as a large portion of executives’ bonus criteria. This change took effect on January 1, 2009, and will be reviewed on an annual basis. The Compensation Committee approves executive bonuses plus the bonus plan for all associates. This program remains unchanged in the fiscal fifteen month period ending September 30, 2010.

Benefits Program

The benefits programs include a mixture of group retirement savings plan contributions, core life insurance, core disability income replacement, executive healthcare spending accounts and automobile allowances. The benefits programs available to each executive are established with reference to position and responsibilities, the individual’s contribution, experience and seniority and competitive market data.

Cash Store Financial provides executives with enhanced financial protection through a portfolio of individual life insurance, disability insurance, and an executive health care spending account. The insurance products and services are listed in the summary below as an overview.

i)
Core Life Insurance - Under the group Life insurance policy with Great West Life, Executives are covered for 5 times their annual earnings up to a maximum of $500,000 without medical evidence.  This benefit reduces by 50% at the Executives age 65 and terminates at age 70.  The Life insurance is term insurance, with no cash value, and rates are adjusted annually by the insurer.  Upon termination from Cash Store, within 30 days, the Executive has to ability to convert up to $200,000 of their group Life insurance to an individual policy without providing medical evidence.  This policy would be priced based on the Executives age, smoking and health status and the premium would be paid by the Executive.

Under the Executive Benefit program the executive has an online health care spending account funded by Cash Store. The core benefits within this program are a $250,000 guaranteed issue life policy with guaranteed premiums to age 65 and guaranteed issue disability insurance of $1500/month with guaranteed discounts and pricing to 65. The executive is able to utilize any additional health spending account room to buy additional insurance and/or fund medical expenses that are not covered under the group benefit program.

ii)
Core Disability Income Replacement - professional plan which provides monthly income benefits upon suffering a disability that impairs the insured from performing the duties of his or her regular occupation. Premium rates and discounts are guaranteed to age 65.  Coverage includes significant upgrades not included in group long-term disability plans such as the addition of partial/residual disability benefits, return-to-work assistance, recovery benefits and optional renewal of the policy should they choose to work full-time past age 65.

iii)
Executive Health Care Spending Account - a sophisticated healthcare spending account that can be used to fund eligible non-insured healthcare costs. Cash Store Financial has provided a contribution to cover the insurance premium of this program. Whatever cash is left over can be used at the executive’s discretion within specific restrictions. For example, they may purchase additional insurance products to meet their personal needs, or keep the additional cash to fund uninsured medical expenses such as orthodontia.

Stock Options

The Company has longer term incentive plans in the form of stock options (“Options”), which are designed to reward executives and key employees for their contribution to the financial success of Cash Store Financial, and to encourage and motivate them to create shareholder value. Participation in these incentive plans is limited to executive and other associates whose roles and responsibilities directly influence the success of the Company and those associates who management have identified as having long-term succession potential.  The Company has adopted the Share Option Plans which is described under the “Incentive Plan Awards” section of this document. The Compensation Committee approves all Options.

SUMMARY COMPENSATION TABLE

The following table contains information for the three most recently completed annual fiscal periods (fifteen months ended September 30, 2010, year ended June 30, 2009, and year ended June 30, 2008) regarding the compensation paid to or earned by the Company’s CEO, CFO and NEOs in respect of the fifteen months ended September 30, 2010.

		Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Period	Salary ($)	Bonus ($)	Other Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	All other Compe-nsation ($)
Gordon J. Reykdal Chairman and Chief Executive Officer (3)	2010(1) 2009 2008	250,000(2) 200,000(2) 200,000(2)	1,978,116 1,603,126 862,622	68,068 47,314 26,032	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Nancy Bland Chief Financial Officer	2010(1) 2009 2008	276,923 225,000 185,344	129,607 80,859 43,667	16,000 25,943 -	20,000 Nil 85,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Barret J. Reykdal (4) President and Chief Operating Officer	2010(1) 2009 2008	215,385 175,000 150,000	468,890 329,572 269,804	36,486 45,581 -	30,000 Nil 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
S. William Johnson(5) Senior Executive Vice President	2010(1) 2009 2008	312,495 187,497 187,500	104,920 26,946 30,000	26,000 20,865 -	20,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Thompson Senior Vice President and Corporate Secretary	2010(1) 2009 2008	221,841 175,000 166,025	73,444 66,987 33,500	24,750 28,153 -	20,000 10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Notes:
(1)	Salaries and bonuses for 2010 are reflective of a 15 month period due to the change in fiscal year from June 30 to September 30.
(2)
The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus unless specifically identified. The amounts shown are for car allowance/vehicle lease payments and/or executive health care benefits.

(3)	All amounts shown reflect annual service fees paid by the Company to 424187 Alberta Inc., a company controlled by Mr. Gordon Reykdal, in connection with executive services provided by Mr. Reykdal.
(4)	Mr. Barret J. Reykdal is the son of Mr. Reykdal, the Company’s Chairman and CEO.
(5)
Mr. S. William Johnson ceased providing executive services to Cash Store Financial on April 1, 2008, when he became President and CEO of Insta-Rent Inc. After Insta-Rent Inc. was sold, he then rejoined the company on October 1, 2008.  All amounts shown reflect annual service fees paid by the Company in connection with executive services provided by Mr. Johnson, to SW Johnson Professional Corporation, a company controlled by Mr. S. William Johnson.

STOCK OPTION PLAN

The Company adopted the Share option plan on December 14, 2005. All Options granted since approval by the Shareholders have and will be granted pursuant to the Share Option Plan.  As at September 30, 2010, the aggregate maximum number of Cash Store Financial Shares reserved for issuance for all purposes under the Share Option Plan and all other share compensation arrangements was 2,044,936 Cash Store Financial Shares (which represented 12% of the issued and outstanding Cash Store Financial Shares as at the date of approval). As of the date hereof, there are 1,009,271 Options outstanding under the Share Option Plan (which represents 5.9% of the issued and outstanding Cash Store Financial Shares) and 483,619 Options (which represents 2.8% of the issued and outstanding Cash Store Financial Shares) available to be granted under the Share Option Plan.  Cash Store Financial Shares in respect of which Options are not exercised shall become available for the grant of subsequent Options under the Share Option Plan.  The maximum number of Cash Store Financial Shares which, at any time, may be reserved for issuance to “insiders” of Cash Store Financial under the Share Option Plan or any other share compensation arrangement cannot exceed 10% of the Cash Store Financial Shares outstanding.  Additionally, the maximum number of Cash Store Financial Shares which, within any one year period, may be reserved for issuance to “insiders” under the Share Option Plan, or any other share compensation arrangement, cannot exceed 10% of the Cash Store Financial Shares outstanding.  No fractional Cash Store Financial Shares may be purchased or issued under the Share Option Plan.

The Board, the Compensation Committee, or another committee appointed for such purposes by the Board, may from time to time grant to directors, officers, employees and consultants of the Company or any subsidiary of the Company, as well as any management company providing services to the Company or any subsidiary (collectively, the “Eligible Persons”), Options in such numbers, for such terms, and at such exercise prices, as may be determined. The Board has the authority under the Share Option Plan to establish the Option price at the time each Option is granted; however, the Option price may not be lower than the market price (the “Market Price”), i.e., the closing price of the Cash Store Financial Shares as traded on the TSX on the last trading day preceding the date on which the Option is approved by the Board. Options granted under the Share Option Plan must be exercised no later than 10 years after the date of grant.  Options are not transferable other than by will or the laws of dissent and distribution and may be exercised during the lifetime of the optionee only by the optionee.

Unless the Board determines otherwise at the time of the grant, during each 12-month period from the date of the grant of the Option, within the first three years of the grant, the optionee may take up not more than one-third of the Cash Store Financial Shares covered by the Option, with the first one-third of the Cash Store Financial Shares covered by the Option being exercisable immediately during the first 12-month period following the grant thereof; provided, however, that if the number of Cash Store Financial Shares taken up under the Option during any such 12 month period is less than the amount of the Cash Store Financial Shares that are subject to the Options which have then vested, the optionee shall have the right, at any time, or from time to time during the remainder of the term of the Option, to purchase such number of Cash Store Financial Shares subject to the Option which were purchasable, but not purchased by him or her during such 12-month period.

If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person).  If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original option expiry date.

The Company provides no financial assistance to facilitate the purchase of Cash Store Financial Shares to directors, officers, employees or consultants who hold options granted under the Share Option Plan.  Subject to corporate and other applicable laws, the Company may permit an optionee to elect to pay the option price by authorizing a third party to sell Cash Store Financial Shares (or a sufficient portion of such Cash Store Financial Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option price and any tax withholding resulting from such exercise.  In addition, the Option price for Cash Store Financial Shares purchased under an Option may be paid either singly, or in combination with one or more of the alternative forms of payment, or such other consideration as the Board may permit.

The Share Option Plan provides that in the event of a Change of Control, all options outstanding shall be immediately exercisable.  A “Change of Control” means the occurrence of any one or more of the following events:

(i)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company; or

(ii)
the acquisition, or acquisition of control by any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) of Cash Store Financial Shares (including without limitation, the right to vote or direct the voting) which, when added to the Cash Store Financial Shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Company’s outstanding voting shares which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors).

On November 24, 2010, the Board, subject to Shareholder approval at the Meeting, approved the Amended and Restated Share Option Plan which includes amendments that: (a) broaden the authority of the Board to make certain amendments to the Share Option Plan without Shareholder approval; (b) add provisions that would apply to options in the event of a change of control; (c) add provisions permitting assignment to certain permitted assigns; and (d) update outdated definitions and other terms of the Share Option Plan. At the Meeting Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Amended and Restated Share Option Plan Resolution”), subject to such amendments, variation or additions as may be approved at the Meeting confirming the Amended and Restated Share Option Plan. (See “Special Business - Amended and Restated Share Option Plan” in this Management Information Circular). The full text of the Amended and Restated Share Option Plan is attached to this Management Information Circular as Schedule “B”, and a blackline document showing all of the changes to the Share Option Plan is attached to this Circular as Schedule “C”. See “Special Business-Amended and Restated Share Option Plan”.

Stock Options Granted

The following table shows the total number of Options granted to the CEO, CFO and NEOs during the fifteen month period ended September 30, 2010:

Name	Securities, Under Options Granted	Percent of Total Options Granted to Employees in Fiscal Period	Exercise Price	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Dates
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil
Nancy Bland	20,000	7%	$10.30	$10.30	November 17, 2014
Barret J. Reykdal	30,000	11%	$10.30	$10.30	November 17, 2014
Michael J.L. Thompson	20,000	7%	$10.30	$10.30	November 17, 2014
S. William Johnson	20,000	7%	$10.30	$10.30	November 17, 2014

Year-End Option Values

The following table summarizes all Options awarded outstanding at September 30, 2010, for each NEO:

Name	Securities Underlying Unexercised Options (#)	Aggregate Value Realized(1) ($)	Unexercised Options at September 30, 2010		Value of Unexercised In-the-Money Options at September 30, 2010(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil	Nil
Nancy Bland	15,000	$204,450	51,667	48,333	$602,204	$438,896
Barret J. Reykdal	33,333	$217,731	Nil	36,667	Nil	$230,504
Michael J.L. Thompson	13,334	$86,031	6,666	30,000	$66,193	$206,599
S. William Johnson	Nil	Nil	Nil	20,000	Nil	$100,600
Notes:
(1)	Based on the closing price on the date exercised less exercise price.
(2)	Based on closing price of $15.33 on the TSX at September 30, 2010, less the exercise price.

Stock Option Plan Information

The following table sets out information pertaining to securities authorized for issuance by the Company under equity compensation plans as at September 30, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security-holders	1,019,322	$8.07	1,025,614
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,019,322	$8.07	1,025,614

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has contracts containing termination and change of control benefits, the details of which are provided below, with all of the Named Executive Officers.

Gordon J. Reykdal

The Company and 424187 Alberta Ltd. (“424187”), a company controlled by Mr. Gordon J. Reykdal, Chairman and CEO of the Company, executed a Services Agreement in January 2002 in connection with executive services to be provided to the Company by Mr. Reykdal. This agreement was updated in February 2006 with no material changes. The agreement provides for an annual service fee of $200,000 and a performance bonus based on 5% of the pre-tax profits of the Company. In addition, the Board has the authority to grant special bonuses from time to time as they deem appropriate.

The Company shall pay, or 424187 shall be reimbursed, as applicable, for all travel and other expenses actually and reasonably incurred in connection with the performance of the executive services provided under the agreement, provided that 424187 shall furnish to the Company statements and vouchers therefore, as and when reasonably required by the Company. The agreement contains non-compete and non-solicitation provisions, which provide that, upon termination, neither Mr. Reykdal nor 424187 are permitted to solicit customers or employees of the Company for a period of 12 months.

Barret J. Reykdal

The employment agreement for Barret Reykdal was originally signed April 22, 2005. This agreement was updated in February 2006 with no material changes. The agreement was amended in 2008 to provide for an annual base salary of $175,000 and a performance bonus based on 1% of the pre-tax Branch Operating Income (“BOI”) less Regional expenses of the Company. The Agreement contains non-compete and non-solicitation provisions which indicate that upon termination, Mr. Barret Reykdal is not permitted to solicit customers or employees of the Company for a period of 12 months.

The termination clause in Mr. Barret Reykdal’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to his salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of twelve times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of twelve months if termination occurs within six months of the commencement of the term, otherwise twelve months to an overall maximum of twelve months from the effective date of termination.”
Nancy Bland

The employment agreement for Nancy Bland was originally signed August 20, 2006. This agreement was updated in August 2008 post Ms. Bland being promoted to Chief Financial Officer on October 1, 2007. The agreement provides for an annual base salary of $225,000 and participation in a performance bonus program based on the bonus program described previously in this document. The agreement contains non-compete and non-solicitation provisions, which indicate that upon termination, Ms. Bland is not permitted to solicit customers or employees of the Company for a period of 12 months.

The termination clause in Ms. Bland’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause, by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to her salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of nine times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of nine months if termination occurs within six months of the commencement of the term, otherwise nine months to an overall maximum of nine months from the effective date of termination.”

Michael J.L. Thompson

The employment agreement for Michael J.L. Thompson was originally signed November 6, 2006. This agreement was updated in August 2008, after his promotion to Senior Vice President and Corporate Secretary, with no other material changes. The agreement provides for an annual base salary of $175,000 and participation in a performance bonus based on the bonus program described previously in this document. The agreement contains non-compete and non-solicitation provisions, which indicate that upon termination, Mr. Thompson is not permitted to solicit customers or employees of the Company for a period of 12 months.

The termination clause in Mr. Thompson’s employment agreement is as follows: “The employer may terminate the employment of the employee hereunder at any time without cause by prior written notice given to the employee. In the event of the termination of the employee’s employment pursuant to this subsection, the employer shall pay to the employee: an aggregate amount equal to his salary, if unpaid, up to and including the effective time of termination; an amount equal to one times the employee’s average monthly compensation based on the previous three months’ compensation, with an overall minimum of nine times the employee’s average monthly compensation based on the previous three months’ compensation; and the present worth of all employee benefits as herein referred to which the employee would have received, or which would have been available to the employee, for a period of nine months if termination occurs within six months of the commencement of the term, otherwise nine months to an overall maximum of nine months from the effective date of termination.”

S.W. (Bill) Johnson

The Company and S.W. Johnson Professional Corporation (“SWJPC”), a company controlled by Mr. S. William Johnson, Senior Executive Vice President of the Company, executed a Services Agreement in October 2008 in connection with executive services to be provided to the Company by Mr. Johnson. The agreement provides for an annual service fee of $250,000 and a bonus based on a combination of Company profitability and certain performance initiatives being achieved. In addition, the Company shall pay, or SWJPC shall be reimbursed, as applicable, for all travel and other expenses actually and reasonably incurred in connection with the performance of the executive services provided under this agreement, provided that SWJPC shall furnish to the Company statements and vouchers therefore, as and when reasonably required by the Company. The Agreement contains customary non-compete and non-solicitation provisions, which provide that upon termination, neither Mr. Johnson nor SWJPC are permitted to solicit customers or employees of the Company for a period of 12 months.

In the event that the executive services of Mr. Johnson are terminated by the Company, other than for cause, the Company shall pay to SWJPC a termination payment on or before the last day that services are provided, consisting of a lump sum cash amount equal to one times SWJPC’s average monthly compensation (inclusive of bonuses) based on the previous three months compensation with an overall minimum of twelve times SWJPC’s average monthly compensation as determined above.

DIRECTORS’ COMPENSATION

Standard Compensation Arrangements

Directors are compensated for their services through a combination of annual retainers and Options. For the fifteen month period ended September 30, 2010, each director, excluding Mr. Gordon Reykdal who is an officer of the Company, was paid a retainer of $34,500 (this amount is based on a fiscal year of 15 months). Additional annual retainer fees were also paid to directors who served as committee chairs. The Company’s lead director and audit committee chair incumbent (both positions were held by the same individual) was paid an additional annual retainer of $20,000 ($10,000 per position and was based on a fiscal year of 15 months). The Compensation Committee Chair, and Corporate Governance and Nominating Committee Chair were each paid an additional retainer of $6,250 (this amount is based on a fiscal year of 15 months). For personal attendance at scheduled meetings, directors are also paid a stipend of $1,500 per meeting ($750 if attending by telephone or $1,500 for special telephone meetings). For the fifteen months ended September 30, 2010, each non-management director was also granted 25,000 Options on June 25, 2010.   On October 29, 2009, Michael Shaw was also granted 25,000 Options. These Options vest at the end of three years, expire in five years and have an exercise price of $16.87 and $9.96 respectively.

Directors who are employees receive no additional compensation for serving on the Board or its committees.

Director Compensation Table

In conducting its annual benchmarking of compensation, the Compensation Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies of similar size and profitability. After reviewing the market data and applying the compensation principles adopted by the Company, the Compensation Committee makes its recommendations to the Board.

The members of the Compensation Committee as at September 30, 2010, were William C. Dunn (Chair), Edward C. McClelland and Robert J.S. Gibson, all of whom are “independent” directors of the Company.

2010 Retainer and Meeting Fees Schedule

Board Member Name	Fiscal Period Salary $(2)	Stipend Fee (scheduled meetings w/ Personal Attendance (1) $	Stipend Fee (scheduled meetings w/ Telephone Attendance (1) $	Stipend Fee Special meetings(1) $	Additional Fees or Bonus $
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil
Brian Hesje (3)	Nil	1,500	750	Nil	Nil
Edward C. McClelland (4)	34,500	1,500	750	1,500	2,500
William C. Dunn (Compensation Committee Chair ) (5)	34,500	1,500	750	1,500	3,750
Robert J.S. Gibson (Governance Committee Chair)	34,500	1,500	750	1,500	6,250
Ron Chicoyne	34,500	1,500	750	1,500	Nil
J. Albert (Al) Mondor (Audit Committee Chair and Lead Director) (6)	34,500	1,500	750	1,500	20,000
Michael Shaw (7)	22,500	1,500	750	1,500	Nil

Notes:
(1)	These fees were implemented during the fiscal year ended June 30, 2009, for meetings after January 1, 2009.
(2)
As of January 1, 2010, the annual salary was increased from $24,000 to $30,000. The above chart reflects the new annual salary although if it were prorated over the twelve months to September 30, 2010 it would have been $25,500.

(3)	Mr. Hesje resigned from the Board on August 26, 2009.
(4)	Mr. McClelland was Compensation Committee Chair between July and December, 2009.
(5)	Mr. Dunn was Compensation Committee Chair between January and September, 2010.
(6)	Mr. Mondor receives two fees of $8,000 on a 12 month fiscal cycle. This reflects his dual responsibilities on the Board.
(7)	Mr. Shaw was appointed to the Board at the Company’s annual general meeting October 29, 2009 and began his service January 26, 2010. His annual salary was prorated accordingly.

A.           Standard Compensation Arrangements

Directors are compensated for their services through a combination of annual retainers and Options. For the fifteen month period ended September 30, 2010, each director, excluding Mr. Gordon Reykdal who is an officer of the Company, was paid a retainer of $34,500 (this amount is based on a fiscal year of 15 months). Additional annual retainer fees were also paid to directors who served as committee chairs. The Company’s lead director and audit committee chair incumbent (both positions were held by the same individual) was paid an additional annual retainer of $20,000 ($10,000 per position and was based on a fiscal year of 15 months). The Compensation Committee Chair, and Corporate Governance and Nominating Committee Chair were each paid an additional retainer of $6,250 (this amount is based on a fiscal year of 15 months). For personal attendance at scheduled meetings, directors are also paid a stipend of $1,500 per meeting ($750 if attending by telephone or $1,500 for special telephone meetings). For the fifteen months ended September 30, 2010, each non-management director was also granted 25,000 Options on June 25, 2010 and with an exercise price of $16.87.   On October 29, 2009 Michael Shaw was also granted 25,000 Options and with an exercise price of $9.96. These Options vest at the end of three years and expire in five years.

B.           Other Arrangements

Mr. McClelland receives annual compensation of $120,000 as the CEO of The Cash Store Pty. in Australia.  None of the other directors of Cash Store Financial were compensated in their capacity as directors by Cash Store Financial during the fifteen months ended September 30, 2010, pursuant to any other arrangement or in lieu of any standard compensation arrangement.

C.           Compensation for Services

None of the directors of the Company were compensated for services rendered to the Company in any other capacity during the fifteen month period ended September 30, 2010, other than as set out elsewhere in this management information circular.

Actual compensation received by the Cash Store Financial directors for the fifteen months ended September 30, 2010, including meeting fees, board retainers and Option grants are outlined in the table below.

	Salary ($) (1)	Meeting Attendance Fees ($)	Chair Fees ($)	Total Monetary Compensation ($)	Stock Options Granted
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil
Brian Hesje	Nil	3,000	Nil	3,000	Nil
Edward C. McClelland	34,500	9,750	2,500	46,750	25,000
Robert J.S. Gibson	34,500	20,500	6,250	61,250	25,000
Ron Chicoyne	34,500	20,500	Nil	55,000	25,000
J. Albert (Al) Mondor	34,500	14,500	20,000	69,000	25,000
William C. Dunn	34,500	16,750	3,750	55,000	25,000
Michael Shaw (2)	22,500	9,250	Nil	31,750	50,000
Notes:
(1) The above table reflects the 15 month period from July 1, 2009, to September 30, 2010.
(2) Michael Shaw started receiving an annual salary as of January 1, 2010, and his salary reflects 9 months of service.

Share-Based Awards

The following table summarizes all Options awarded outstanding as at September 30, 2010, for each Cash Store Financial director.

Name	Securities Underlying Unexercised Options (#)	Aggregate Value Realized(1) ($)	Unexercised Options at September 30, 2010		Value of Unexercised In-the-Money Options at September 30, 2010(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gordon J. Reykdal	Nil	Nil	Nil	Nil	Nil	Nil
Brian Hesje	Nil	Nil	Nil	Nil	Nil	Nil
Edward C. McClelland	50,000	496,383	25,000	50,000	242,834	217,416
Robert J.S. Gibson	Nil	Nil	25,000	50,000	248,668	225,332
Ron Chicoyne	Nil	Nil	25,000	50,000	248,668	225,332
J. Albert (Al) Mondor	Nil	Nil	25,000	50,000	248,668	225,332
William C. Dunn	Nil	Nil	75,000	50,000	756,584	217,416
Michael Shaw	Nil	Nil	Nil	50,000	Nil	134,250

Notes:
(1)	Based on the closing price on the date exercised less the exercise price.
(2)	Based on closing price of $15.33 on the TSX on September 30, 2010, less the exercise price.

Directors who are employees receive no additional compensation for serving on the Board or its committees.

Report on Executive Compensation

When determining the compensation of Cash Store Financial’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of Cash Store Financial and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Cash Store Financial; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.  In order to achieve these objectives, the compensation paid to executive officers consists of base salary, performance-based bonus and long-term incentive in the form of Options.

The compensation of the Company’s Chairman and CEO, Gordon J. Reykdal, was established in January 2002 pursuant to a service agreement which was approved by the Board at the time.  This agreement was updated and approved by the Compensation Committee in February 2006 with no material changes.  Under the terms of this agreement, Mr. Reykdal is entitled to an annual service fee of $200,000 and a performance bonus based on 5% of the pre-tax profits of the Company.

The base salary for each of the other executive officers is determined by an assessment of such executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Company, and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance. Executive officers and employees involved in operations are eligible for bonuses based on (i) business growth, and (ii) a percentage of the pre-tax profits earned by their area of responsibility. Administrative officers and employees are eligible for a bonus based on a percentage of their base salary taking into consideration their personal performance and the corporate financial performance.

The Compensation Committee takes an active role in establishing and monitoring compensation for executive officers that are related to Gordon J. Reykdal, the Company’s Chairman and CEO. Mr. Reykdal’s son, Barret J. Reykdal, is the President and Chief Operating Officer of the Company and Mr. Reykdal’s son-in-law, Cameron Schiffner, is one of seven Divisional Vice Presidents of Operations in the Company.

The foregoing report has been submitted by:	William C. Dunn (Chair)
Edward C. McClelland

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Cash Store Financial Shares on June 30, 2002, against the cumulative total shareholder return of the S&P/TSX Composite Index for the eight most recently completed financial years of Cash Store Financial, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of June 30 in each of the years from 2002 to 2009, and September 30, 2010:

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Company, any of the proposed nominees for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, is, as of the date hereof, or has been during the fifteen months ended September 30, 2010, indebted to the Company or any of its subsidiaries in connection with the purchase of securities or otherwise.  In addition, no indebtedness of these persons to another has been subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No “informed person” of the Company, as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations, or any proposed director of the Company or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.  KPMG LLP was first appointed as auditors of the Company on January 17, 2002.

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders and have been continually enhancing the Company’s corporate governance practices.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Company’s corporate governance disclosure pursuant to National Instrument 58-101 Corporate Governance Practices is attached as Schedule “A” to this management information circular.  This disclosure statement, including Schedule “A”, has been approved by the Board.

Audit Committee

Information regarding the Company’s Audit Committee is contained in the Company’s annual information form dated November 24, 2010, under the heading “Audit Committee Information” and a copy of the Audit Committee Charter is attached to the annual information form as Schedule “A”.  The Company’s annual information form is available on SEDAR at www.sedar.com.

SPECIAL BUSINESS

Amended and Restated Share Option Plan

The Share Option Plan was adopted by the Company in 2005. Since that time, the Company migrated to the TSX and there have been changes in securities laws and the general practices of listed issuers with respect to the treatment of option plans. The Board has approved the Amended and Restated Stare Option Plan in light of these changes and to ensure it is in line with current market practices.

Specifically, on November 24, 2010, the Board approved the Amended and Restated Share Option Plan which included amendments to the Share Option Plan that: (a) broaden the authority of the Board to make certain amendments to the Share Option Plan without Shareholder approval; (b) add provisions that would apply to Options in the event of a change of control; (c) add provisions permitting assignment to certain permitted assigns; and (d) update outdated definitions and other terms of the Share Option Plan.

On December 7, 2010, the Board approved a further amendment to the Share Option Plan which replaces 552,046 Common Shares which have been issued upon the exercise of Options previously granted. These amendments are described below. The effect of this amendment is that the number of Cash Store Financial Shares which is equal to 10% of the Company’s currently issued and outstanding Cash Store Financial Shares will be available for issuance upon the exercise of Options issued or to be issued by the Company.

Board Authority Amendment

The Amended and Restated Share Option Plan includes an amendment provision allowing the Board to make non-material amendments to the Amended and Restated Share Option Plan or previously granted Options, subject to any required regulatory approval. The purpose of this amendment is to provide the Board with clear authority to amend the Amended and Restated Share Option Plan in certain circumstances and to clearly delineate between the amendments that will require Shareholder approval and those that can be authorized by the Board without Shareholder approval.

The Amended and Restated Share Option Plan gives the Board the authority to amend the plan without Shareholder approval in respect of the following matters:

(a)	relating to the exercise of Options, including the by way of a cashless exercise feature whereby payment may be made in cash or Cash Store Financial Shares or otherwise;

(b)	relating to the expiry of outstanding Options;

(c)	relating to changes deemed by the Board to be necessary or advisable as a result of changes in applicable laws;

(d)	relating to the transferability of Options;

(e)	relating to the definitions in and terms of the administration of the plan;

(f)	relating to the change of control provisions;

(g)	relating to administration of the Amended and Restated Share Option Plan;

(h)	relating to vesting provisions; and

(i)
relating to amendments deemed by the Board to be necessary or advisable because of any change in the applicable securities laws or the TSX rules; including amendments of a “clerical” or “housekeeping” nature.

The Share Option Plan has also been amended to specify that the Board shall not be permitted to amend the Share Option Plan without obtaining Shareholder approval in respect of the following matters:

(a)	increasing the maximum number of Cash Store Financial Shares issuable under the plan or increasing insider participation limits;

(b)	amending provisions of the Share Option Plan so as to increase the ability of the Board to amend the Share Option Plan without shareholder approval;

(c)	the definition of eligible persons;

(d)	the reduction of the exercise price of any Options issued to an Insider; or

(e)	the term of any Option issued under the plan to an Insider.

The full text of the Amended and Restated Share Option Plan is attached to this Circular as Schedule “B” and a blackline document showing all of the amendments made from the Share Option Plan to the Amended and Restated Share Option Plan is attached to this Circular as Schedule “C”.

Change of Control Amendment

The Share Option Plan included a provision making all Options exercisable in the event of a change of control. The Board believes that it should have increased flexibility to accelerate the vesting of any outstanding Options and to otherwise deal with unexercised Options. The Board has therefore approved provisions which would, in the event of a proposed change of control, provide the Board with the discretion to accelerate the vesting of all outstanding unvested Options, including permitting Option holders to exercise their Options on a cashless basis. In such event, all Options so vested would be exercisable, conditionally or otherwise, from such date until their respective expiry dates so as to permit the Option holder to participate in such change of control. Additionally, the Board will have the discretion to terminate any Options not exercised prior to the effective time of any change of control and/or to modify the terms of the Options as it sees fit.

The full text of the Amended and Restated Share Option Plan is attached to this Circular as Schedule “B”, and a blackline document showing all of the amendments made from the Share Option Plan to the Amended and Restated Share Option Plan is attached to this Circular as Schedule “C”.

Assignment Amendment

The Share Option Plan included a provision prohibiting transfers of outstanding Options. The purpose of the assignment amendment is to permit Optionholders to assign their Options, with the prior approval of the Board to Eligible Person for the purposes of tax and estate planning.

The full text of the Amended and Restated Share Option Plan is attached to this Circular as Schedule “B”, and a blackline document showing all of the amendments made from the Share Option Plan to the Amended and Restated Share Option Plan is attached to this Circular as Schedule “C”.

Replenishment Amendment

This amendment is intended to replenish the number of Cash Store Financial Shares available for issuance under the Amended and Restated Share Option Plan. From December 14, 2005 when the Share Option Plan was first adopted, to September 30, 2010, 552,046 Options have been exercised representing 3.2% of the Cash Store Financial Shares at September 30, 2010 and this amendment will replenish the 552,046 Options that have been exercised such that an additional 552,046 Options will be available to be issued. This amendment does not change the maximum 2,044,936 Cash Store Financial Shares that are available under the Share Option Plan (which is approximately equal to 12% of the currently issued and outstanding Cash Store Financial Shares). As at September 30, 2010, 1,009,271 Options (which is approximately equal to 5.9% of the currently issued and outstanding Cash Store Financial Shares) remain outstanding and unexercised, and 483,619 (which is approximately equal to 2.8% of the currently issued and outstanding Cash Store Financial Shares) are available for future grants. Following this amendment, which is conditional on the approval of the Shareholders, the Company would have an aggregate of 1,035,665 Cash Store Financial Shares available for issuance upon the exercise of options previously granted and Options available for granting, which will represent approximately 6.1% of the Company’s currently issued and outstanding Cash Store Financial Shares.

The full text of the Amended and Restated Share Option Plan is attached to this Circular as Schedule “B”, and a blackline document showing all of the amendments made from the Share Option Plan to the Amended and Restated Share Option Plan is attached to this Circular as Schedule “C”.

Other

In addition to these specific amendments, the Amended and Restated Share Option Plan also includes revised definitions and provisions reflecting current securities law and practice. The TSX has reviewed and approved the amendments to the Amended and Restated Share Option Plan.

The Company is requesting that Shareholders approve a resolution ratifying, confirming and approving the Amended and Restated Share Option Plan and all of the amendments made from the Share Option Plan. The full text of the Amended and Restated Share Option Plan is attached to this Circular as Schedule “B” and a blackline document showing all of the amendments made from the Share Option Plan is attached to this Circular as Schedule “C”.

The Board unanimously recommends that Shareholders vote in favour of the resolution ratifying, confirming and approving the Amended and Restated Share Option Plan and all amendments made to the Share Option Plan.
Proxies received in favor of management will be voted in favour of the Amended and Restated Share Option Plan unless the Shareholder submitting the proxy has specified that the Cash Store Financial Shares represented by such proxy are to be voted against the foregoing.

The text of the Amended and Restated Share Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.
the amendments to the Share Option Plan, as reflected in the blacklined version of the Share Option Plan attached as Schedule “C” to this Circular the Company’s management information circular dated December 7, 2010, be and hereby are approved;

2.
the Company is hereby authorized to replace 552,046 common shares which have been issued upon the exercise of previously granted options so that an aggregate number of 2,044,936 common shares equal to approximately 12% of the Company’s issued and outstanding common shares will be available for the issuance of options under the Share Option Plan; and

3.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Confirmation of By-Law No. 3 and Repeal of By-Law No. 2

On November 24, 2010, the Board enacted a new general by-law for the Company (“By-Law No. 3”) and repealed the Company’s former by-law no. 1 (“By-Law No. 1”) to conform it with the recent amendments made to the OBCA  designed to modernize it and bring it into line with other corporate statutes, including the Canada Business Corporations Act. Pursuant to the provisions of the OBCA, By-Law No. 3 will cease to be effective unless it is confirmed by resolution passed by a simple majority of the votes cast by shareholders at the Meeting. In that case, By-Law No. 1 would come back into force. A blackline showing the differences between By-Law No. 3 and By-Law No. 1 is attached as Schedule “D” to this Management Information Circular.

The changes in By-Law No. 3 include the following:

(a)	the director residency requirements have been reduced from a majority to 25% resident Canadians;

(b)
a director with a material interest in a contract or transaction, in addition to not being able to vote on it, may not attend any party of a meeting of the directors during which the contract or transaction is discussed;

(c)
the director and officer indemnification provisions have been expanded such that directors and officers may now be indemnified when involved in investigative and other proceedings because of their position and when asked to act in a similar capacity for other “entities”, not just other bodies corporate in which the corporation is interested and the Company may now advance defense costs to a director or officer involved in a proceeding as a result of that individual’s position, which will have to be repaid by the director or officer if it is proven that the director or officer did not act honestly and in good faith with a view to the best interests of the Company or other entity;

(d)	the maximum number of days before a shareholders’ meeting that a record date can be set has been increased from 50 to 60 days; and

(e)
only shareholders registered on the record date will have a statutory right to vote at a shareholders’ meeting; a person who acquires shares following the record date will no longer have the right to vote such shares at the meeting by making a demand to be included in the list of shareholders entitled to vote within 10 days prior to the meeting.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “By-Law No. 3 Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming By-Law No. 3.

The Board and management recommend the adoption of the By-Law No. 3 Resolution. To be effective, the By-Law No. 3 Resolution must be approved by not less than a majority of the votes cast by the holders of Cash Store Financial Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Cash Store Financial Shares represented by such form of proxy, properly executed, for the By-Law No. 3 Resolution.

The text of the By-Law No. 3 Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	By-Law No. 3, being a by-law relating generally to the transaction of business and affairs of the Company, enacted by the Board on November 24, 2010, is hereby confirmed without amendment; and

2.	the repeal of By-Law No. 1 is hereby confirmed.”

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.  Shareholders may obtain additional copies of the Company’s financial statements and management’s discussion and analysis for the financial year ended September 30, 2010, by written request addressed to: The Cash Store Financial Services Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta, T5S 1N8, or by email (information@CSFinancial.ca).  Financial information regarding the Company is provided in its comparative consolidated financial statements and management’s discussion and analysis for the financial year ended September 30, 2010.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any matters to come before the Meeting other than those set forth in the notice of Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the Cash Store Financial Shares represented thereby in accordance with his or her best judgment on such matters.

BOARD APPROVAL AND STATEMENTS OF DIRECTORS

This Information Circular contains information as at December 7, 2010, except where another date is specified.  The contents of this Information Circular have been approved, and its mailing authorized, by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CASH STORE FINANCIAL SERVICES INC.
(signed) Gordon J. Reykdal Gordon J. Reykdal Chairman and Chief Executive Officer

SCHEDULE “A”

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the “Corporation”. The Board is committed to sound corporate governance practices which are in the best interests of its shareholders, and which contribute to effective and efficient decision-making.

National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. National Instrument 58-101-Disclosure of Corporate Governance Practices (“NI 58-101”) mandates disclosure of corporate governance practices in Form 58-101F1. This disclosure is set out in this Schedule “A”.

1.           Board of Directors

The Board is comprised of seven (7) directors.

NP 58-201 suggests that a board of directors should be comprised of a majority of individuals who qualify as “independent” (as defined in NI 58-101) directors.  NI 58-101 provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. A “material relationship” is defined as a relationship which, in the view of an issuer’s board of directors, could be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the proposed nominees, Gordon J. Reykdal, Chairman and Chief Executive Officer of the Corporation, is a member of management. Each of the remaining six (6) current directors are considered by the Board to be “independent”, within the meaning of MI 52-110. The consultant to the Board is also considered by the Board to be an “independent” within the meaning of MI 52-110. Accordingly, a majority of the Corporation’s directors are independent.

The following directors of the Corporation are directors of other reporting issuers:

•	William C. Dunn is a director of Precision Drilling Trust and Bellatrix Exploration Ltd.
•	Robert Gibson is a director of Precision Drilling Corporation and Precision Drilling Trust.

The independent members of the Board to date have held regularly scheduled meetings at which the non-independent members of the Board and management were not in attendance. However, the independent directors also hold informal discussions and have the ability to meet independent of management when deemed necessary. The Audit Committee of the Board of Directors does meet regularly with the Corporation’s external auditors, without management present, to discuss significant risks or exposures, internal controls and the completeness and accuracy of the Corporation’s financial statements.

The Board Chair is Gordon J. Reykdal. Mr. Reykdal is also the Chief Executive Officer of the Corporation and therefore not independent. J. Albert (Al) Mondor has been appointed as Lead Director of the Board. The role of the Lead Director is to assist the Board in effectively discharging its duties, responsibilities and obligations and to be satisfied that the Board functions independently of management. The responsibilities of the Lead Director include:

•	being satisfied that the Board is alert to its obligations to the Corporation’s shareholders;
•	assisting the Chair in establishing the frequency of Board meetings;
•	assisting the Chair in setting agendas;
•	liaising and communicating with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimizing the effectiveness of the Board and its committees;
•	being satisfied that the Board receives adequate and regular updates from the Chair on all issues important to the welfare and future of the Corporation;
•	collaborating with the Chair to ensure information requested by members of the Board or committees of the Board is provided and meets their needs;
•	reviewing conflict of interest issues with respect to members of the Board as they arise; and
•	chairing in camera meetings of the Board, without management present, at every Board meeting.

The attendance record of each director of the Corporation for all Board meetings for which they were a director or consultant in the Corporation’s most recently completed financial period is as follows:

•	William C. Dunn attended 6 of 7 meetings.
•	Gordon J. Reykdal attended 7 of 7 meetings.
•	Edward C. McClelland attended 7 of 7 meetings.
•	Al Mondor attended 6 of 7 meetings.
•	Robert Gibson attended 6 of 7 meetings.
•	Ron Chicoyne attended 7 of 7 meetings.
•	Michael Shaw attended 5 of 5 meetings.

2.           Mandate of the Board

The Board has adopted a written mandate which is attached hereto as Appendix “A”.

3.           Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board, the Lead Director, and the Chair of each board committee. The Board has also adopted a written position description for the CEO.

4.           Orientation and Continuing Education

The Corporation’s Corporate Governance and Nominating Committee is primarily responsible for the orientation and continuing education of Board members. New directors are briefed on the role of the Board, its committees, and its directors and are provided with a Director’s manual. New Directors are also provided with information about the Corporation and are briefed on the Corporation’s strategic plan, annual and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Corporation policies.  Board members are encouraged to meet and communicate with management, auditors and technical consultants to keep themselves current with the Corporation, industry trends and developments and changes in legislation. Board members have full access to the Corporation’s records.

Continuing education is provided to directors through the provision of literature in respect of corporate governance developments. Board members are also encouraged to enrol in corporate governance seminars and courses.

5.           Ethical Business Conduct

The Corporation has adopted a written Code of Business Conduct and Ethics. A copy of this code is available on SEDAR at www.sedar.com or by written request addressed to: Cash Store Financial Inc., Attention: Chief Financial Officer, 17631-103 Avenue, Edmonton, Alberta, T5S 1N8, or by email (information@CSFinancial.ca).

The Corporation’s Corporate Governance and Nominating Committee are responsible for monitoring compliance with the Code.  To monitor compliance, directors, officers and management are asked to verify their compliance with the code annually.  Employees of the Corporation are also asked to verify their compliance from time-to-time but at a minimum annually.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Board and senior officers believe that the Corporation’s “tone at the top” core values and code of conduct encourages and promotes a culture of ethical business conduct. The Corporation has also adopted the core values of “Honesty, Integrity, Loyalty and Teamwork” and established simple and direct principles of: respect your customers; respect your associates; respect yourself; and respect the law. The core values and principles are displayed in all branches and discussed as part of each new employee’s orientation.

The Corporation has adopted a Whistleblower Policy, which provides procedures for employees to raise concerns or questions regarding questionable accounting matters, auditing matters or violations of the Corporation’s Code of Business Conduct and Ethics. The Corporation has also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy.

6.           Nomination of Directors

The Corporate Governance and Nominating Committee of the Board is responsible for establishing the qualifications and skills necessary for members of the Board and procedures for identifying possible nominees who meet these criteria and who are likely to bring to the Board the skills and qualifications the Board needs as a whole.  The Committee is also responsible for establishing an appropriate review and selection process for new nominees to the Board as well as analyzing the needs of the Board relating to current or future vacancies on the Board and identifying and recommending nominees who meet such needs.  The identification and recruitment of new directors is carried on informally through business and industry contacts of the Corporation’s directors and officers.

The Corporate Governance and Nominating Committee is currently comprised of three directors. To encourage an objective nomination process, members of the Committee are asked not to participate in any meetings or portions of meetings or vote on matters, as the case may be, where they, either directly or indirectly, may be considered not to be independent.

7.           Compensation

The Compensation Committee is responsible for reviewing and approving and then recommending to the Board compensation for the Directors of the Corporation, the Chief Executive Officer and other members of the Corporation’s senior management team; administering the Corporation’s compensation plans, including stock options, directors’ compensation plans and such other compensation plans or arrangements as adopted by the Corporation from time-to-time; and researching and identifying trends in employment benefits as well as establishing and conducting periodic reviews of the Corporation’s policies in the area of management benefits and perquisites.  The Compensation Committee meets at least once annually.  Unless such matters are delegated specifically to the Compensation Committee, the Committee shall only make recommendations to the Board for its consideration and approval, if appropriate. In determining the compensation for directors and officers, the Compensation Committee considers comparative industry data and whether compensation arrangements promote the creation of shareholder value.

The Compensation Committee is comprised entirely of independent directors.

For information relating to the Compensation Committee’s report on executive compensation, see “Report on Executive Compensation” above.

8.           Other Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees (the “Committees”) established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of independent directors are effectively represented.

The three Committees of the Board are the Compensation Committee, the Corporate Governance and Nominating Committee, and the Audit Committee.  Please see “Compensation” above for a discussion of the Compensation Committee.

Corporate Governance and Nominating Committee

In addition to its nominating functions discussed above under “Nomination of Directors”, the Corporate Governance and Nominating Committee is also responsible for assessing and improving the Corporation’s governance policies. In particular, the Committee’s governance responsibilities also include an annual review and revision of its charter as necessary with the approval of the Board, reviewing, on a periodic basis, the size and composition of the Board and ensuring that an appropriate number of independent directors sit on the board, thus facilitating the independent functions of the Board and the maintenance of an effective relationship between the Board and management of the Corporation; reviewing and assessing the effectiveness of the Board, its committees and individual directors; and reviewing the quality of the Corporation’s governance and suggesting changes to the Corporation’s governance practices.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation’s corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation’s systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, as well as monitoring the performance and fees and expenses of the Corporation’s external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation’s quarterly and annual financial reports prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Corporation’s external auditors to discuss and review specific issues as appropriate. The Audit Committee is currently comprised entirely of independent directors.

9.           Assessments

The Corporate Governance and Nominating Committee of the Board is responsible for assessing the effectiveness and contributions of the Board as a whole, its committees and individual directors. The members are asked annually to rate items such as structure and size of the Board and each committee, the knowledge and diversity of membership as well as the quality and timeliness of information received for discussion and the overall effectiveness in decision-making. All members complete questionnaires that are forwarded to the Chair of the Corporate Governance and Nominating Committee. The Chair compiles the results and prepares a single document that includes any comments that may have been forwarded. The anonymity of any particular submitter is maintained with the aggregate results presented to the Corporate Governance and Nominating Committee for discussion and action if required. The results are then communicated to the full Board for discussion and recommendations as necessary.

APPENDIX “A”

MANDATE OF THE BOARD

I.	PURPOSE

The Board of Directors is responsible for the stewardship of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.  The Board of Directors shall meet at least quarterly to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board of Directors shall also include regular meetings of the independent members of the Board without management being present.

II.           COMPOSITION AND MEETINGS

The Board of Directors shall be constituted at all times of a majority of independent directors in accordance with Multilateral Instrument 58-201, and Section 303A.01 of the NYSE Listed Company Manual.  A director is considered to be “independent” if he or she has no direct or indirect material relationship which could in the view of the Board of Directors reasonably interfere with the exercise of a director’s independent judgment.  Notwithstanding the foregoing, a director shall be considered to have a material relationship with the Company (and therefore shall be considered a “dependent” director) if he or she falls in one of the categories listed in Exhibit “A” attached hereto. Any non-independent director will be asked not to participate in any meetings or portions of meetings or vote on matters, as the case may be, which relate to matters where they, either directly or indirectly, may not be independent.

The Chair of the Board of Directors will be selected amongst the directors of the Company who have a sufficient level of experience with corporate governance issues to ensure the leadership of the Board. The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders.

The Chair shall preside at all meetings of the Board, unless the Chair is not present, in which case the members of the Board shall designate from among the independent members present the Chair for purposes of the meeting.

Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

Quorum for the transaction of business at any meeting of the Board shall be a majority of the number of members of the Board or such greater number as the Board shall by resolution determine.

At all meetings of the Board every question shall be decided by a majority of the votes cast. In the case of equality of votes, the Chairperson of the meeting shall not be entitled to a second or casting vote.

Meetings of the Board of Directors shall be held at least quarterly and from time to time as the Board, the Chair of the Board, or any two directors shall determine, upon 48 hours notice to each of its members.  The notice period may be waived by a quorum of the Board of Directors. Meetings of the Board of Directors shall also include regular meetings of all non-management directors and an executive session including only independent directors at least once a year.

III.	RESPONSIBILITIES

The Board of Directors’ mandate is the stewardship of the Company and its responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•
The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors related issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees.

•
The Board shall have the sole authority to retain and terminate any advisors (legal, accounting or otherwise) to be used to assist in carrying out the Board’s duties and responsibilities and shall have the sole authority to approve the consultant’s fees and other retention terms.

•	With the assistance of the Corporate Governance and Nominating Committee:

•	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to the Company.
•	Reviewing the composition of the Committees and the Board of Directors and ensuring it respects its independence criteria.
•	Satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization.
•
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

•	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.
•	Ensuring that an appropriate orientation and education program for new members of the Board of Directors is in place.
•	Approving disclosure and securities compliance policies, including communications policies of the Company.

•	With the assistance of the Audit Committee:

•	Recommending the appointment of the auditors and assessing the performance of the auditors.
•	Satisfy itself that adequate procedures are in place to ensure the integrity of the Company’s internal controls and management information systems.
•
Satisfy itself that adequate procedures are in place to ensure the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•	Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.
•	Reviewing and approving significant operational and financial matters and the provision of direction to management on these matters.
•	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•	With the assistance of the Compensation Committee:

•	Review the corporate goals and objectives relevant to Chief Executive Officer compensation.

•
With the assistance of the Compensation Committee and the Chief Executive Officer, establish appropriate performance criteria for the senior management team and the approval of the compensation of the senior management team.

•	With the assistance of the Chief Executive Officer and Chief Financial Officer, monitor and review feedback provided by the Company’s various stakeholders.

•	Succession planning and the selection, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•
The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Reviewing with senior management, major corporate decisions which require Board approval and approving such decisions as they arise.

•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

IV. MISCELLANEOUS

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.
The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.  Each Director must act honestly and in good faith with a view to the best interest of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.	The Board shall approve and maintain a process for the Company’s stakeholders to contact the directors directly or indirectly with concerns and questions regarding the Company.

EXHIBIT “A”

Subject to the exemptions available under Multilateral Instrument 52-110 for Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm; or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

SCHEDULE “B”

THE CASH STORE FINANCIAL SERVICES INC.

AMENDED AND RESTATED SHARE OPTION PLAN

Adopted December 14, 2005
Amended and Restated November 24, 2010

THE CASH STORE FINANCIAL SERVICES INC.

SHARE OPTION PLAN (2011 Plan)

ARTICLE 1
Purpose of Plan

1.1
The purpose of the Plan is to attract, retain and motivate persons as directors, officers, key employees and consultants of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2
Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1	Affiliate means an affiliate of the Corporation within the meaning of Section 1.3 of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

2.2
Board means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee appointed for such purpose by the board of directors of the Corporation, including without limitation, the Compensation Committee;

2.3	Business Day means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.4	Change of Control means:

(a)
a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(b)	the sale to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(c)
a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change.

2.5
Consultant means a person, other than an employee, executive officer or director of the Corporation or an Affiliate, that: (i) is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Corporation or an Affiliate, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the consultant is an employee or partner;

2.6	Consultant means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any Subsidiary has a contract for services;

2.7	Corporation means The Cash Store Financial Services Inc. and includes any successor corporation thereto;

2.8	Eligible Person means any director, officer, employee or Consultant of the Corporation or any Subsidiary or any management company providing services to the Corporation or any Subsidiary;

2.9	Exchange means the Toronto Stock Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time;

2.10	Holding Entity means a holding entity within the meaning of Section 2.22 of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

2.11	Insider means an insider as defined under the policies of the Exchange, as amended from time to time:

2.12
Market Price at any date in respect of the Shares shall be the greatest closing price of such Shares on any Exchange, if applicable, on the last trading day preceding the date on which the Option is granted (or, if such Shares are not then listed and posted for trading on an Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.13	Option means an option to purchase Shares granted under the Plan;

2.14	Option Price means the price per Share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8;

2.15	Optionee means an Eligible Person to whom an Option has been granted;

2.16
Participant means an Eligible Person to whom an Option has been granted and, for greater certainty, includes the Permitted Assign of such an Eligible Person to whom an Option has been assigned in accordance with Section 5.6 as the context requires;

2.17	Permitted Assign means, for an employee, executive officer, director or Consultant, as applicable:

(a)	a trustee, custodian or administrator acting on behalf of, or for the benefit of such employee, executive officer, director or Consultant;

(b)	a Holding Entity of such employee, executive officer, director or Consultant;

(c)	a RRSP, RRIF or TFSA of such employee, executive officer, director or Consultant;

(d)	a spouse of such employee, executive officer, director or Consultant;

(e)	a trustee, custodian or administrator acting on behalf of, or for the benefit of the spouse of such employee, executive officer, director or Consultant;

(f)	a Holding Entity of the spouse of such employee, executive officer director or Consultant;

(g)	a RRSP, RRIF or TFSA of the spouse of such employee, executive officer, director or Consultant; or

(h)	a parent, brother, sister, grandparent, grandchild or child of an executive officer or director;

2.18
Person means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario);

2.19	Plan means The Cash Store Financial Services Inc. Share Option Plan, as the same may be amended or varied from time to time;

2.20	RRIF means a registered retirement income fund as defined in the Income Tax Act (Canada);

2.21	RRS means a registered retirement savings plan as defined in the Income Tax Act (Canada);

2.22
Share Compensation Arrangement means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.23
Shares means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

2.24	Subsidiary means any corporation which is a subsidiary as such term is defined in the Business Corporations Act (Ontario); and

2.25	TFSA means a tax-free savings account as described in the Income Tax Act (Canada).

ARTICLE 3
Administration of the Plan

3.1
The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board, in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted and the number of Shares, which will be optioned from time to time to any Eligible Person and the terms and conditions of the grant.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)
to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and make all other determinations necessary or advisable for its administration;

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine which Eligible Persons are granted Options and to grant Options;

(d)	to determine the number of Shares covered by each Option;

(e)	to determine the Option Price;

(f)	to determine the time or times when Options will be granted and exercisable;

(g)	to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

ARTICLE 4
Shares Subject to the Plan

4.1
Subject to the approval of the Exchange (as well as the approval of the shareholders of the Corporation of this Plan), Options may be granted in respect of authorized and unissued Shares provided that the maximum aggregate number of Shares which shall be reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan (and under any other share compensation arrangement) shall not exceed 2,044,936 Shares. Notwithstanding the foregoing, the number of Shares issuable to Insiders, at any time, under all security based compensation arrangements, including the Plan, cannot exceed 10% of the issued and outstanding Shares; Shares in respect of which Options are not exercised shall be available for the grant of subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
Eligibility; Grant; Terms of Options

5.1	Options may be granted to Eligible Persons.

5.2	Options may be granted by the Corporation pursuant to the recommendation and approval of the Board from time to time.

5.3
Subject to the provisions of this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

5.4
In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee; and

(b)
during each 12 month period from the date of the grant of the Option, within the first three years of the grant, the Optionee may take up not more than 33 1/3%, 33 1/3% and 33 1/3%, respectively, of the Shares covered by the Option, with the first 33 1/3% of the Shares covered by the Option being exercisable immediately during the first 12 month period following the grant thereof; provided, however, that if the number of Shares taken up under the Option during any such 12 month period is less than the amount of the Shares that are subject to the Options which have then vested, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him or her during such 12 month period.

5.5	The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option.

5.6
Subject to Section 5.7, Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative (subject to the limitation that Options may be not be exercised later than 10 years from their date of grant).

5.7
Notwithstanding Section 5.6, Options may, with the prior approval of the Board, be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except, with the prior approval of the Board, to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of such Permitted Assign only by such Permitted Assign and after death only by such Permitted Assign’s legal representative (subject to the limitation that Options may be not be exercised later than 10 years from their date of grant).

5.8
All references in this Plan to the Shares outstanding at the date of the issuance shall mean that number of Shares determined on the basis of the number of Shares that are outstanding immediately prior to the share issuance in question

ARTICLE 6
Exercise of Options

6.1
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

6.2	(a)
The exercise price for Shares purchased under an Option shall be paid in full to the Corporation by delivery of consideration in an amount equal to the Option Price. Such consideration must be paid in cash or by cheque or, unless the Board in its sole discretion determines otherwise, either at the time the Option is granted or at any time before it is exercised, a combination of cash and/or cheque (if any).

(b)
The Corporation may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

(c)
In addition, the Option Price for Shares purchased under an Option may be paid, either singly or in combination with one or more of the alternative forms of payment authorized by this Section 6.2 or by such other consideration as the Board may permit.

6.3	Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on the Exchange, if applicable; and

(c)
the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

ARTICLE 7
Termination of Employment; Death

7.1
Subject to Section 7.2 and any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase pursuant thereto, shall expire and terminate 30 days following the date upon which the Optionee ceases to be an Eligible Person.

7.2
If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee with the Corporation or with any Subsidiary shall terminate, in either case by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s) of the estate of the Optionee at any time during the first year following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of the Optionee’s employment.

7.3
Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or any Subsidiary or continues to be a director or officer of, the Corporation or any Subsidiary.

ARTICLE 8
Change in Control and Certain Adjustments

8.1
In the event of a proposed Change of Control (as determined by the Board), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Options to a date determined by the Board, such that all of a Participant’s Options will immediately vest at such time. In such event, all Options so vested will be exercisable, conditionally or otherwise, from such date until their respective expiry dates so as to permit the Participant to participate in such Change of Control.

8.2
Notwithstanding any other provisions of this Plan, in the event of a proposed Change of Control (as determined by the Board), the Board will have the power exercisable in its discretion (a) to terminate, conditionally or otherwise and on such terms as it sees fit, the Options not exercised prior to the effective time of such Change of Control, and/or (ii) to modify the terms of the Options, conditionally or otherwise and on such terms as it sees fit, in order to assist the Participants to participate in the Change of Control, including for greater certainty permitting such Participants to exercise their Options on a “cashless” basis. For greater certainty, in the event that a Change of Control is effected, the Board will have the power, if determined appropriate, to terminate all Options not exercised prior to the effective time of such Change of Control.

8.3
If a proposed Change of Control is not completed, the Options that vested pursuant to Section 8.1 (if any) must be returned by the Participant to the Corporation and will be reinstated as unvested Options and the original terms applicable to such Options will apply. If any of the Options that vested pursuant to Section 3.1(1) (if any) were exercised, such Shares must be returned to the Corporation for cancellation and replacement with the original underlying Options. The determination of the Board with respect to any such event will for the purposes of this Plan be final, conclusive and binding.

8.4
Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and in the Option Price and in the number of Shares available for issuance under this Plan, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity, subsequent to the approval of the Plan by the Board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

ARTICLE 9
Amendment or Discontinuance of Plan

9.1
Subject to Section 9.2 below, the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or stock exchange requirements or approval at the time such amendment or termination, including, without limitation:

(a)	making amendments to Article 6 relating to the exercise of options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;

(b)	making amendments to Article 5 relating to the expiry of outstanding Options;

(c)	making amendments deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(d)	making amendments to Sections 5.6 and 5.7 relating to the transferability of Options;

(e)	making amendments to the definitions set out in Article 2;

(f)	making amendments to the change of control provisions provided for in Article 8;

(g)	making amendments to Article 3 relating to the administration of the Plan;

(h)	making amendments to the vesting provisions of any outstanding Option(s); and

(i)
making any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the Exchange, including amendments of a “clerical” or “housekeeping” nature.

9.2	Notwithstanding Section 9.1 the Board shall not be permitted to amend:

(a)	Section 4.1 in order to increase the maximum number of Shares which may be issued under the Plan or so as to increase the Insider participation limits;

(b)	this Article 9 so as to increase the ability of the Board to amend the Plan without shareholder approval;

(c)	the definition of “Eligible Person”;

(d)	the exercise price of any Option issued under the Plan to an Insider where such amendment reduces the exercise price of such Option; or

(e)	the term of any Option issued under the Plan to an Insider;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to Section 4.1 so as to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares excluding shares voted by Insiders who are Eligible Persons.

9.3
Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the written consent of the Optionee.

9.4
If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

9.5
The Plan will have no fixed expiration date; provided, however, that no Incentive Stock Options may be granted more than 10 years after the earlier of the Plan’s adoption by the Board and approval by the shareholders of the Corporation.

ARTICLE 10
Miscellaneous Provisions

10.1
The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2
Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate the Optionee’s employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3
To the extent required by law or regulatory policy or as may be necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

10.4
The Corporation may refuse to honour the exercise of an Option unless the Optionee pays to the Corporation the amount of any withholding taxes that the Corporation is required to withhold with respect to the grant or exercise of any Option. Subject to the Plan and applicable law, the Board may, in its sole discretion, permit the Optionee to satisfy withholding obligations in whole or in part, by paying cash or by electing to have the Corporation withhold Shares in such amounts as are equivalent to the Market Price in order to satisfy the withholding obligation. The Corporation shall have the right to withhold from any Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Corporation to the Optionee an amount equal to such taxes, and such withheld Shares shall be cancelled if required by any applicable law or regulatory authority. The Corporation may also deduct from any Option any other amounts due from the Optionee to the Corporation. For the purposes of this section 10.4, all references to the Corporation shall be deemed to include references to a Subsidiary where the context permits.

10.5
The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Shares are listed for trading. In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuances of such Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange on which the Shares are then listed. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

ARTICLE 11
Shareholder and Regulatory Approval

11.1
The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the applicable business corporations statute of the Corporation’s jurisdiction of incorporation or continuance, as the case may be and to acceptance by the Exchange, if applicable. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

Dated January •, 2011

SCHEDULE “C”

BLACKLINE OF AMENDED AND RESTATED SHARE OPTION PLAN

~~RENTCASH~~THE CASH STORE FINANCIAL SERVICES INC.

SHARE OPTION PLAN (~~2005~~2011 Plan)

ARTICLE 1
Purpose of Plan

1.1
The purpose of the Plan is to attract, retain and motivate persons as directors, officers, key employees and consultants of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2
Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1	Affiliate means an affiliate of the Corporation within the meaning of Section 1.3 of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

2.2
~~2.1~~ Board means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee appointed for such purpose by the board of directors of the Corporation, including without limitation, the Compensation Committee;

2.3	~~2.2~~ Business Day means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.4	~~2.3~~ Change of Control means ~~the occurrence of any one or more of the following events~~:

(a)
~~the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of~~a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the ~~assets, rights or properties of the Corporation; or~~persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(b)
~~any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including without limitation, the right to vote or direct the voting) of common shares in the capital of the Corporation, which, when added to the common shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Corporation's outstanding voting shares which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);~~the sale to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(c)
a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change.

2.5
Consultant means a person, other than an employee, executive officer or director of the Corporation or an Affiliate, that: (i) is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Corporation or an Affiliate, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the consultant is an employee or partner;

2.6
~~2.4~~ Consultant means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any Subsidiary has a contract for services;

2.7	~~2.5~~ Corporation means ~~RENTCASH INC~~The Cash Store Financial Services Inc. and includes any successor corporation thereto;

2.8	~~2.6~~ Eligible Person means any director, officer, employee or Consultant of the Corporation or any Subsidiary or any management company providing services to the Corporation or any Subsidiary;

2.9	~~2.7~~ Exchange means the Toronto Stock Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time;

2.10	Holding Entity means a holding entity within the meaning of Section 2.22 of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

2.11	~~2.8~~ Insider means an insider as defined under the policies of the Exchange, as amended from time to time:

~~(a)~~
~~an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and~~

~~(b)~~	~~an associate as defined under Section 1(1) of the Securities Act (Ontario) of any person who is an insider by virtue of (a) above;~~

2.12
~~2.9~~ Market Price at any date in respect of the Shares shall be the greatest closing price of such Shares on any Exchange, if applicable, on the last trading day preceding the date on which the Option is granted (or, if such Shares are not then listed and posted for trading on an Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.13	~~2.10~~ Option means an option to purchase Shares granted under the Plan;

2.14	~~2.11~~ Option Price means the price per Share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8;

2.15	~~2.12~~ Optionee means an Eligible Person to whom an Option has been granted;

2.16
Participant means an Eligible Person to whom an Option has been granted and, for greater certainty, includes the Permitted Assign of such an Eligible Person to whom an Option has been assigned in accordance with Section 5.6 as the context requires;

2.17	Permitted Assign means, for an employee, executive officer, director or Consultant, as applicable:

(a)	a trustee, custodian or administrator acting on behalf of, or for the benefit of such employee, executive officer, director or Consultant;

(b)	a Holding Entity of such employee, executive officer, director or Consultant;

(c)	a RRSP, RRIF or TFSA of such employee, executive officer, director or Consultant;

(d)	a spouse of such employee, executive officer, director or Consultant;

(e)	a trustee, custodian or administrator acting on behalf of, or for the benefit of the spouse of such employee, executive officer, director or Consultant;

(f)	a Holding Entity of the spouse of such employee, executive officer director or Consultant;

(g)	a RRSP, RRIF or TFSA of the spouse of such employee, executive officer, director or Consultant; or

(h)	a parent, brother, sister, grandparent, grandchild or child of an executive officer or director;

2.18
~~2.13~~ Person means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario);

2.19	~~2.14~~ Plan means ~~the RENTCASH INC~~The Cash Store Financial Services Inc. Share Option Plan, as the same may be amended or varied from time to time;

2.20	RRIF means a registered retirement income fund as defined in the Income Tax Act (Canada);

2.21	RRS means a registered retirement savings plan as defined in the Income Tax Act (Canada);

2.22
~~2.15~~ Share Compensation Arrangement means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.23
~~2.16~~ Shares means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; ~~and~~

2.24	~~2.17~~ Subsidiary means any corporation which is a subsidiary as such term is defined in the Business Corporations Act (Ontario); and

2.25	TFSA means a tax-free savings account as described in the Income Tax Act (Canada).

ARTICLE 3
Administration of the Plan

3.1
The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board, in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted and the number of Shares, which will be optioned from time to time to any Eligible Person and the terms and conditions of the grant.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)
to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and make all other determinations necessary or advisable for its administration;

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine which Eligible Persons are granted Options and to grant Options;

(d)	to determine the number of Shares covered by each Option;

(e)	to determine the Option Price;

(f)	to determine the time or times when Options will be granted and exercisable;

(g)	to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

ARTICLE 4
Shares Subject to the Plan

4.1
Subject to the approval of the Exchange (as well as the approval of the shareholders of the Corporation of this Plan), Options may be granted in respect of authorized and unissued Shares provided that the maximum aggregate number of Shares which shall be reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan (and under any other share compensation arrangement) shall not exceed 2,044,936 Shares. Notwithstanding the foregoing, the number of Shares issuable to Insiders, at any time, under all security based compensation arrangements, including the Plan, cannot exceed 10% of the issued and outstanding Shares; ~~and (ii) the number of Shares issued to Insiders, within any one year period, under all security based compensation arrangements, including the Plan, cannot exceed 10% of the issued and outstanding Shares. Additionally, the maximum number of Shares which, within any one year period, may be reserved for issuance to Insiders pursuant to Options granted under this Plan or under any other share compensation arrangement shall not exceed 10% of the Shares outstanding at the date of the grant (on a non¬diluted basis).~~ Shares in respect of which Options are not exercised shall be available for the grant of subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
Eligibility; Grant; Terms of Options

5.1	Options may be granted to Eligible Persons.

5.2	Options may be granted by the Corporation pursuant to the recommendation and approval of the Board from time to time.

5.3
Subject to the provisions of this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

5.4
In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee; and

(b)
during each 12 month period from the date of the grant of the Option, within the first three years of the grant, the Optionee may take up not more than 33 1/3%, 33 1/3% and 33 1/3%, respectively, of the Shares covered by the Option, with the first 33 1/3% of the Shares covered by the Option being exercisable immediately during the first 12 month period following the grant thereof; provided, however, that if the number of Shares taken up under the Option during any such 12 month period is less than the amount of the Shares that are subject to the Options which have then vested, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him or her during such 12 month period.

5.5	The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option.

5.6
Subject to Section 5.7, Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative (subject to the limitation that Options may be not be exercised later than 10 years from their date of grant).

5.7
~~5.6 An Option is personal to the Optionee and is non-assignable.~~Notwithstanding Section 5.6, Options may, with the prior approval of the Board, be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except, with the prior approval of the Board, to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of such Permitted Assign only by such Permitted Assign and after death only by such Permitted Assign’s legal representative (subject to the limitation that Options may be not be exercised later than 10 years from their date of grant).

5.8
~~5.7~~ All references in this Plan to the Shares outstanding at the date of the issuance shall mean that number of Shares determined on the basis of the number of Shares that are outstanding immediately prior to the share issuance in question

ARTICLE 6
Exercise of Options

6.1
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

6.2	(a)
The exercise price for Shares purchased under an Option shall be paid in full to the Corporation by delivery of consideration in an amount equal to the Option Price. Such consideration must be paid in cash or by cheque or, unless the Board in its sole discretion determines otherwise, either at the time the Option is granted or at any time before it is exercised, a combination of cash and/or cheque (if any).

(a)
The Corporation may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

(b)
In addition, the Option Price for Shares purchased under an Option may be paid, either singly or in combination with one or more of the alternative forms of payment authorized by this Section 6.2 or by such other consideration as the Board may permit.

6.3	Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on the Exchange, if applicable; and

(c)
the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

ARTICLE 7
Termination of Employment; Death

7.1
Subject to Section 7.2 and any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase pursuant thereto, shall expire and terminate 30 days following the date upon which the Optionee ceases to be an Eligible Person.

7.2
If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee with the Corporation or with any Subsidiary shall terminate, in either case by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s) of the estate of the Optionee at any time during the first year following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of the Optionee's employment.

7.3
Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or any Subsidiary or continues to be a director or officer of, the Corporation or any Subsidiary.

ARTICLE 8
Change in Control and Certain Adjustments

8.1
In the event of a proposed Change of Control~~, all Options outstanding shall be immediately exercisable at the discretion of the board of directors of the Company~~ (as determined by the Board), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Options to a date determined by the Board, such that all of a Participant’s Options will immediately vest at such time. In such event, all Options so vested will be exercisable, conditionally or otherwise, from such date until their respective expiry dates so as to permit the Participant to participate in such Change of Control.

8.2
Notwithstanding any other provisions of this Plan, in the event of a proposed Change of Control (as determined by the Board), the Board will have the power exercisable in its discretion (a) to terminate, conditionally or otherwise and on such terms as it sees fit, the Options not exercised prior to the effective time of such Change of Control, and/or (ii) to modify the terms of the Options, conditionally or otherwise and on such terms as it sees fit, in order to assist the Participants to participate in the Change of Control, including for greater certainty permitting such Participants to exercise their Options on a “cashless” basis. For greater certainty, in the event that a Change of Control is effected, the Board will have the power, if determined appropriate, to terminate all Options not exercised prior to the effective time of such Change of Control.

8.3
If a proposed Change of Control is not completed, the Options that vested pursuant to Section 8.1 (if any) must be returned by the Participant to the Corporation and will be reinstated as unvested Options and the original terms applicable to such Options will apply. If any of the Options that vested pursuant to Section 3.1(1) (if any) were exercised, such Shares must be returned to the Corporation for cancellation and replacement with the original underlying Options. The determination of the Board with respect to any such event will for the purposes of this Plan be final, conclusive and binding.

8.4
~~8.2~~ Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and in the Option Price and in the number of Shares available for issuance under this Plan, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity, subsequent to the approval of the Plan by the Board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

ARTICLE 9
Amendment or Discontinuance of Plan

~~9.1~~	~~(a)~~	~~Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the Plan:~~

~~(i)~~
~~any amendment to the number of securities issuable under the Plan (other than changes made pursuant to section 8.2 where determined not to be applicable), including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;~~

~~(ii)~~	~~any change to the definition of "Eligible Person" which would have the potential of broadening or increasing Insider participation;~~

~~(iii)~~	~~the addition of any form of financial assistance;~~

~~(iv)~~	~~any amendment to a financial assistance provision which is more favourable to participants;~~

~~(v)~~	~~the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;~~

~~(vi)~~	~~the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Corporation;~~

~~(vii)~~	~~discontinuance of the Plan; and~~

~~(viii)~~
~~any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide, additional benefits to Eligible Persons, especially Insiders of the Corporation, at the expense of the Corporation and its existing shareholders.~~

9.1
~~(b) The Board may, subject to receipt of requisite~~Subject to Section 9.2 below, the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or stock exchange requirements or approval at the time such amendment or termination, ~~where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in section 9.1(a) above~~ including, without limitation:

~~(i)~~	~~amendments of a "housekeeping" nature;~~

~~(ii)~~	~~a change to the vesting provisions of a security or the Plan;~~

~~(iii)~~	~~a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and~~

(a)
~~(iv) the addition~~making amendments to Article 6 relating to the exercise of options, including by the inclusion of a cashless exercise feature~~, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.~~ whereby payment is in cash or Shares or otherwise;

(b)	making amendments to Article 5 relating to the expiry of outstanding Options;

(c)	making amendments deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(d)	making amendments to Sections 5.6 and 5.7 relating to the transferability of Options;

(e)	making amendments to the definitions set out in Article 2;

(f)	making amendments to the change of control provisions provided for in Article 8;

(g)	making amendments to Article 3 relating to the administration of the Plan;

(h)	making amendments to the vesting provisions of any outstanding Option(s); and

(i)
making any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the Exchange, including amendments of a “clerical” or “housekeeping” nature.

9.2
~~(c)~~ Notwithstanding ~~the provisions of section 9.1(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section 9.1(b), to the extent such approval is required by any applicable laws or regulations.~~Section 9.1 the Board shall not be permitted to amend:

(a)	Section 4.1 in order to increase the maximum number of Shares which may be issued under the Plan or so as to increase the Insider participation limits;

(b)	this Article 9 so as to increase the ability of the Board to amend the Plan without shareholder approval;

(c)	the definition of “Eligible Person”;

(d)	the exercise price of any Option issued under the Plan to an Insider where such amendment reduces the exercise price of such Option; or

(e)	the term of any Option issued under the Plan to an Insider;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to Section 4.1 so as to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares excluding shares voted by Insiders who are Eligible Persons.

9.3
~~(d)~~ Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the written consent of the Optionee.

9.4
If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

9.5
~~9.2~~ The Plan will have no fixed expiration date; provided, however, that no Incentive Stock Options may be granted more than 10 years after the earlier of the Plan's adoption by the Board and approval by the shareholders of the Corporation.

ARTICLE 10
Miscellaneous Provisions

10.1
The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2
Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate the Optionee's employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3
To the extent required by law or regulatory policy or as may be necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

10.4
The Corporation may refuse to honour the exercise of an Option unless the Optionee pays to the Corporation the amount of any withholding taxes that the Corporation is required to withhold with respect to the grant or exercise of any Option. Subject to the Plan and applicable law, the Board may, in its sole discretion, permit the Optionee to satisfy withholding obligations in whole or in part, by paying cash or by electing to have the Corporation withhold Shares in such amounts as are equivalent to the Market Price in order to satisfy the withholding obligation. The Corporation shall have the right to withhold from any Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Corporation to the Optionee an amount equal to such taxes, and such withheld Shares shall be cancelled if required by any applicable law or regulatory authority. The Corporation may also deduct from any Option any other amounts due from the Optionee to the Corporation. For the purposes of this section 10.4, all references to the Corporation shall be deemed to include references to a Subsidiary where the context permits.

10.5
The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Shares are listed for trading. In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuances of such Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange on which the Shares are then listed. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

ARTICLE 11
Shareholder and Regulatory Approval

11.1
The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the applicable business corporations statute of the Corporation's jurisdiction of incorporation or continuance, as the case may be and to acceptance by the Exchange, if applicable. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

Dated ~~November 8, 2005~~January •, 2011

SCHEDULE “D”

BLACKLINE OF THE COMPANY’S BY-LAWS

BY-LAW NO. ~~1~~3

A by-law relating generally to
the conduct of the affairs of

~~RENTCASH INC.~~ THE CASH STORE FINANCIAL SERVICES INC.

CONTENTS

SECTION ONE INTERPRETATION	2
SECTION TWO BUSINESS OF THE CORPORATION	3
SECTION THREE DIRECTORS	5
SECTION FOUR COMMITTEES	8
SECTION FIVE OFFICERS	9
SECTION SIX PROTECTION OF DIRECTORS, OFFICERS AND OTHERS	12
SECTION SEVEN SHARES	14
SECTION EIGHT DIVIDENDS AND RIGHTS	16
SECTION NINE MEETINGS OF SHAREHOLDERS	17
SECTION TEN INFORMATION AVAILABLE TO SHAREHOLDERS	22
SECTION ELEVEN DIVISIONS AND DEPARTMENTS	23
SECTION TWELVE NOTICES	23
SECTION THIRTEEN EFFECTIVE DATE	26

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of ~~Rentcash~~The Cash Store Financial Services Inc. (hereinafter called the "Corporation") as follows:

SECTION ONE
INTERPRETATION

1.01	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1)
"Act" means the Business Corporations Act, R.S.O. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)	"appoint" includes "elect" and vice versa;

(3)	"board" means the board of directors of the Corporation;

(4)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5)
"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7)
"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8)	"Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006,c.8, as amended from time to time;

(9)	~~(8)~~ "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(10)	~~(9)~~ all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(11)
~~(10)~~ the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

1.02	Conflict of Laws

In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01	Corporate Seal

The Corporation may have a corporate seal, which shall be adopted and may be changed by resolution of the board.

2.02	Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.03	Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may, when required, be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or ~~otherwise mechanically~~electronically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.04	Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05	Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.06	Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE
DIRECTORS

3.01	Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to ~~paragraph 3.08,~~the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine, provided that if the Corporation has fewer than three directors, all directors must be present at any meeting of the board to constitute a quorum.

3.02	Qualification

No person shall be qualified for election as a director if ~~he~~disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; ~~if he is of unsound mind and has been so~~a person who has been found under the substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; ~~if he~~a person who is not an individual; or ~~if he~~a person who has the status of a bankrupt). A director need not be a shareholder. ~~A majority of the directors shall be resident Canadians, provided that if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian. If the Corporation is or becomes an offering corporation within the meaning of the Act, at~~The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which is currently a minimum) of 25%. At least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03	Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04	Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05	Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06	Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07	Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to ~~paragraphs 3.08 and 3.09,~~paragraph 3.08, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08	Canadian MajorityElectronic Participation

~~The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where~~

~~(a)~~	~~a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and~~

~~(b)~~	~~a majority of resident Canadians would have been present had that director been present at the meeting.~~

~~3.09~~	Meeting by Telephone

~~If~~Subject to the Act, if all the directors ~~of the Corporation present or participating in the meeting~~ consent, a director may participate in a meeting of the board or ~~of a~~ committee of the board by means of such ~~telephone~~telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other ~~simultaneously and instantaneously~~, and a director participating in ~~such~~ a meeting by such means ~~is~~shall be deemed to be present at the meeting. ~~Any such~~A consent ~~shall be~~is effective whether given before or after the meeting ~~to which it relates~~ and may be given with respect to all meetings of the board and ~~of~~ committees of the board ~~held while a director holds office~~.

3.09	~~3.10~~ Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.10	~~3.11~~ Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors may determine and the Secretary, when directed by the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors shall convene a meeting of the board.

3.11	~~3.12~~ Notice of Meeting,

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 12.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held, provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director) attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

3.12	~~3.13~~ First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.13	~~3.14~~ Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.14	~~3.15~~ Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.15	~~3.16~~ Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.16	~~3.17~~ Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.17	~~3.18~~ Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.18	~~3.19~~ Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or othemise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR
COMMITTEES

4.01	Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise~~. A majority of the members of such committee shall be resident Canadians~~.

4.02	Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03	Audit Committee

The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

4.04	Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05	Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE
OFFICERS

5.01	Appointment

The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02	Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board and committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03	President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.04	Vice-President

Each Vice-President shall have such powers and duties as the board or the President may specify. The Vice-President or, if more than one, the Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of the board and that a Vice-President who is not a director and shareholder shall not preside as chairman at any meeting of shareholders.

5.05	Secretary

The Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.06	Treasurer

The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer shall be the Chief Financial Officer of the Corporation.

5.07	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08	Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09	Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10	Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11	Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph ~~3.18.~~3.17.

5.12	Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

5.13	Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

SECTION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01	Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02	For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph ~~3.18,~~3.17, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04	Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or ~~a person~~another individual who acts or acted at the Corporation's request as a director or officer ~~of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives~~or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal ~~or~~, administrative ~~action~~, investigative or other proceeding ~~to which he is made a party by reason of being or having been a director or officer of~~in which the individual is involved because of that association with the Corporation or ~~such body corporate~~other entity, if

(a)
~~he~~the individual acted honestly and in good faith with a view to the best interest of the Corporation or as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; ~~and~~

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful; and

(c)	a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

6.05	Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN
SHARES

7.01	Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act. Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

7.02	Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03	Registration of Transfers

All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act. Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04	Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05	Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange ~~recognized by the Ontario Securities Commission~~in or outside Canada, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06	Non-recognition of Trusts

Subject to the provisions of the Act and the Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

7.07	Share Certificates

Every holder of one or more shares of the Corporation that are certificated securities under the Act shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. Holders of uncertificated securities of the Corporation shall be entitled to receive written notice or other documentation provided by the Act.

7.08	Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09	Joint Shareholders

If two or more persons are regist4ered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT
DIVIDENDS AND RIGHTS

8.01	Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02	Dividend Cheques

A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as ~~aforesaid,~~set out in paragraph 8.02, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04	Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE
MEETINGS OF SHAREHOLDERS

9.01	Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, in any event no later than the earlier of (i) six months after each of the Corporation’s financial years, and (ii) fifteen months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02	Special Meetings

The board, the Chairman of the Board (if any) or the President shall have power to call a special meeting of shareholders at any time.

9.03	Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada. If the Corporation makes available a telephonic electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

9.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 12.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders ~~listed shall be those registered at the close of business on~~entitled to receive notice of the meeting shall be prepared not later than ten days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

9.06	Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than ~~50~~60 days and not less than ~~21 days~~30 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07	Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

9.08	~~9.07~~ Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)
    if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09	~~9.08~~ Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the President or a Vice-President who is a director and a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.10	~~9.09~~ Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.11	~~9.10~~ Quorum

Subject to ~~section 9.20 of this by-law~~the Act, a quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.12	~~9.11~~ Right to Vote

~~Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 9.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that such person has transferred any of his shares after the record date determined in accordance with paragraph 9.06 and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 9.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.~~

The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

9.13	~~9.12~~ Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing and shall conform with the requirements of the Act.

9.14	~~9.13~~ Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.15	~~9.14~~ Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16	~~9.15~~ Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.17	~~9.16~~ Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands which may include such other indication of a vote made by means of the telephonic, electronic or other communications facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required as hereinafter provided, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present in person or by means of the telephonic, electronic or other communications facility, if any, that the Corporation has made available for such purpose and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

9.18	~~9.17~~ Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19	~~9.18~~ Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.20	~~9.19~~ Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

~~9.20~~	~~Only One Shareholder~~

~~Where the Corporation has only one shareholder or only one holder of any class or series of shares, all business which the Corporation may transact at an annual or special meeting of shareholders shall be transacted in the manner provided for in paragraph 9.19.~~

SECTION TEN
INFORMATION AVAILABLE TO SHAREHOLDERS

10.01	Information Available to Shareholders

Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

10.02	Directors' Determination

The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01	Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such ~~division~~subsidiary, partnership or other legal entity to be further divided into ~~sub-units~~subsidiaries, partnerships or other legal entities and the business and operations or any such ~~divisions or sub-units~~subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.

11.02	Name of Division

Any division or its ~~sub-units~~subsidiaries, partnerships or other legal entities may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.03	Officers of Division

From time to time the board or, if authorized by the board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE
NOTICES

12.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid, ordinary or air mail ~~or if~~, sent to ~~him at his~~the person’s recorded address by any means of prepaid transmitted or recorded communication, or an electronic document is provided in accordance with Part Thirteen of this by-law.

A notice ~~so~~ delivered ~~shall be~~as set out in this section is deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice ~~so~~ mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication ~~shall~~as set out in this section is be deemed to have been ~~given when~~ dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Thirteen shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, ~~typewritten or printed or partly written, stamped, typewritten or printed~~mechanically reproduced or electronically reproduced in whole or in part, if authorized specifically by them.

12.03	Proof of Service

With respect to every notice sent by post, it is sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and into a post office or into a letter box. With respect to every notice or other document sent as an electronic document, it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

12.04	Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

12.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

12.06	Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

12.08	Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

12.09	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.10	Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN
ELECTRONIC DOCUMENTS

13.01	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of any electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or similar means that can be read or perceived by a person by any means.

SECTION FOURTEEN
EFFECTIVE DATE

14.01	~~13.01~~ Effective Date

This by-law shall come into force upon being passed by the directors of the Corporation.

SECTION FIFTEEN
REPEAL

15.01	Repeal

Upon this by-law coming into force, by-law number 1 of the Corporation shall be repealed provided that such repeal shall not affect the previous operation of such by-law number 1 so repealed or affect the validity of any contract or agreement made pursuant to such by-law number 1 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 1 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.

Enacted this        day of                        , 2011

President ~~- Gordon J. Reykdal~~	Secretary ~~- Paul M. Stein~~